Churchill Capital Corp V

640 Fifth Avenue, 12th Floor

New York, NY 10019

December 14, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ronald Alpert and David Link

Churchill Capital Corp V
Registration Statement on
Form S-1 (File No. 333-248972)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 46,000,000 units (including 6,000,000 shares to cover over-allotments), each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one warrant, of Churchill Capital Corp V (the “Company”) be accelerated to December 15, 2020 at 12:00 PM ET or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By: /s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer

[Signature Page to Company Acceleration Request]